UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: June 16, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE 2015 ANNUAL GENERAL MEETING CHANGE OF DIRECTORS

CHANGE OF SUPERVISORS AND

AMENDMENTS OF ARTICLES OF ASSOCIATION

The Board hereby announces the poll results of the AGM held in Shanghai, the PRC on Wednesday, 15 June 2016.

Reference is made to the notice dated 28 April 2016 (the “Notice”) regarding the 2015 annual general meeting of China Eastern Airlines Corporation Limited (the “Company”) held on Wednesday, 15 June 2016 (the “AGM”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at Four Season Hall, 2/F, Shanghai International Airport Hotel (上海國際 機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC on Wednesday, 15 June 2016. Shareholders representing 9,543,936,034 shares of the Company (the “Share”) were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

There was no Share entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). China Eastern Air Holding Company, CES Finance Holding Co., Ltd., CES Global Holdings (Hong Kong) Limited and their respective associates, in aggregate holding 8,156,480,000 shares of the Company, were required to abstain, and have abstained, from voting in respect of Resolution Nos. 11 and 12. As such, (i) shareholders representing 4,983,698,860 shares of the Company were entitled to attend and vote in respect of Resolution Nos. 11 and 12, and shareholders representing 1,387,456,034 shares out of such 4,983,698,860 shares were present at the AGM, in person or by proxy, to vote in respect of Resolution Nos. 11 and 12; and (ii) shareholders representing 13,140,178,860 shares of the Company were entitled to attend and vote in respect of the remaining resolutions at the AGM, and shareholders representing 9,543,936,034 shares out of such 13,140,178,860 shares were present at the AGM, in person or by proxy, to vote in respect of the remaining resolutions.

Each resolution proposed for approval at the AGM was taken by poll.

Ernst & Young, the auditor of the Company was appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2015.”	9,543,860,434 (99.9995%)	50,000 (0.0005%)	700 (0%)

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2015.”	9,543,856,027 (99.9995%)	50,000 (0.0005%)	700 (0%)

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2015.”	9,543,856,027 (99.9995%)	50,000 (0.0005%)	700 (0%)

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2015.”	9,543,876,527 (99.9995%)	50,000 (0.0005%)	700 (0%)

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s PRC domestic auditors and international auditors for financial reporting for the year 2016, and to authorise the Board to determine their remuneration.”	9,543,849,827 (99.9995%)	50,000 (0.0005%)	700 (0%)

6.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s auditors for internal control for the year 2016, and to authorise the Board to determine their remuneration.”	9,543,849,827 (99.9994%)	54,407 (0.0006%)	700 (0%)

7.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the increase of the guarantee limit provided by the Company to Eastern Air Overseas (Hong Kong) Corporation Limited.”	9,542,282,858 (99.9827%)	1,652,476 (0.0173%)	700 (0%)

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

8.

Special Resolution: “ THAT , to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board be and is hereby granted a general and unconditional mandate to issue debt instruments in one tranche or multiple tranches,within the cap amount of issuance stipulated under applicable laws:

(1)       Debt instruments shall include but not be limited to corporate bonds, super short – term commercial paper, short- term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(2)       Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(3)       Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

	9,322,414,071 (97.7814%)	211,519,893 (2.2186%)	700 (0%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(4)       Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

(5)        Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(6)       Valid term of mandate: One year from the approval of this resolution by the shareholders of the Company (the “Shareholders”) in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(7)      Authorisation to be granted to the Board

An authorisation be and is hereby granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)        To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(ii)       To take all such acts and steps as consideredto be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(iii)     To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(iv)     To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of the Company (the “Articles of Association”).

(v)      To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi)      To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii)     To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.”

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

9.

Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)       the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“ A Shares ”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)        such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)       the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

	9,348,442,320 (97.9517%)	195,489,914 (2.0483%)	700 (0%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(iii)      the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)        for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)        the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)       the expiration of the 12-month period following the passing of this special resolution; and

(iii)      the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

(c) contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution,the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

10.

Special Resolution: “ THAT , to consider and approve the resolution in relation to the amendments to the article in the Articles of Association of the Company:

The original Article 157(D) of the Articles of Association is as follows:

‘Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)       The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)       The distributable profit (i.e. the after- tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)       The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

		9,543,794,934 (99.9986%)	135,400 (0.0014%)	700 (0%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannotbe met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.’

Article 157(D) of the Articles of Association shall be amended as follows:

‘Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)       The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)       The distributable profit (i.e. the after- tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)       The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannotbe met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.’”

11.

Ordinary Resolution: “THAT, to approve the Company’s entering into of the 2016 Aircraft Finance Lease Framework Agreement with 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited*, “CES Lease Company”), as well as the transactions thereunder and the proposed annual cap for the financial year ending 31 December 2016.”

		1,387,348,480 (99.9920%)	109,954 (0.0079%)	700 (0.0001%)

12.

Ordinary Resolution: “THAT, to approve the Company’s entering into of the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Lease Company, as well as the transactions thereunder and the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019.”

		1,387,348,480 (99.9920%)	109,954 (0.0079%)	700 (0.0001%)

13.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the adjustment to allowance standards for independent directors.”	9,541,551,130 (99.9786%)	115,354 (0.0012%)	1,929,400 (0.0202%)

Total number of Shares represented by votes (Approximate %*)
Number of votes
RESOLUTIONS

14.	Ordinary Resolution: “THAT, to consider and approve the appointment of directors to the eighth session of the Board:#

	(1) to consider and approve the appointment of Mr. Liu Shaoyong as a director of the eighth session of the Board;	9,456,485,845 (99.0837%)

	(2) to consider and approve the appointment of Mr. Ma Xulun as a director of the eighth session of the Board;	9,516,946,559 (99.7172%)

	(3) to consider and approve the appointment of Mr. Xu Zhao as a director of the eighth session of the Board;	9,455,819,245 (99.0767%)

	(4) to consider and approve the appointment of Mr. Gu Jiadan as a director of the eighth session of the Board;	9,516,943,659 (99.7172%)

	(5) to consider and approve the appointment of Mr. Li Yangmin as a director of the eighth session of the Board;	9,516,943,659 (99.7172%)

	(6) to consider and approve the appointment of Mr. Tang Bing as a director of the eighth session of the Board;	9,516,943,659 (99.7172%)

	(7) to consider and approve the appointment of Mr. Tian Liuwen as a director of the eighth session of the Board.”	9,516,943,659 (99.7172%)

Total number of Shares represented by votes (Approximate %*)
Number of votes
RESOLUTIONS

15.	Ordinary Resolution: “THAT, to consider and approve the appointment of independent non-executive directors to the eighth session of the Board:#

	(1) to consider and approve the appointment of Mr. Li Ruoshan as an independent non-executive director of the eighth session of the Board;	9,522,298,384 (99.7733%)

	(2) to consider and approve the appointment of Mr. Ma Weihua as an independent non-executive director of the eighth session of the Board;	9,522,224,984 (99.7725%)

	(3) to consider and approve the appointment of Mr. Shao Ruiqing as an independent non-executive director of the eighth session of the Board;	9,522,225,034 (99.7725%)

	(4) to consider and approve the appointment of Mr. Cai Hong Ping as an independent non-executive director of the eighth session of the Board.”	9,522,293,434 (99.7732%)

16.	Ordinary Resolution: “THAT, to consider and approve the appointment of shareholder representative supervisors of the eighth session of the Supervisory Committee:#

	(1) to consider and approve the appointment of Mr. Xi Sheng as a shareholder representative supervisor of the eighth session of the Supervisory Committee;	9,476,636,271 (99.2948%)

	(2) to consider and approve the appointment of Mr. Ba Shengji as a shareholder representative supervisor of the eighth session of the Supervisory Committee;	9,476,636,271 (99.2948%)

	(3) to consider and approve the appointment of Mr. Jia Shaojun as a shareholder representative supervisor of the eighth session of the Supervisory Committee.”	9,522,212,815 (99.7724%)

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

#	Cumulative voting is adopted in respect of sub-resolutions no. 14(1)-(7), 15(1)-(4) and 16(1)-(3). All said resolutions are passed.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes, and all of the ordinary resolutions were passed by half or more of votes.

Note: The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

CHANGE OF DIRECTORS

The Board announces that Mr. Cai Hong Ping (蔡洪平) has been appointed as an independent non-executive director of the Company and a member of the Nomination and Remuneration Committee (in place of Mr. Shao Ruiqing (邵瑞慶)), with effect from 15 June 2016 upon conclusion of the AGM.

The Board further announces that Mr. Li Ruoshan (李若山) has been appointed as a member of the Aviation Safety and Environment Committee (in place of Mr. Shao Ruiqing); Mr. Shao Ruiqing has been appointed as a member of the Audit and Risk Management Committee and Development and Planning Committee.

The Board further announces that as the term of office of the seventh session of the Board expires at the conclusion of the AGM, Mr. Ji Weidong (季衛東) has ceased to act as an independent non-executive Director and a member of the Audit and Risk Management Committee and Development and Planning Committee of the Company with effect from 15 June 2016.

Mr. Ji Weidong confirms that there is no disagreement between him and the Board of the Company and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Ji Weidong for his loyalty and diligence during his tenure of office.

For details of the biographical details of each Director of the eighth session of the Board and changes of other major executive functions or responsibilities of the Directors, please refer to: (i) the Notice; (ii) the circular of the Company dated 20 May 2016; and (iii) the announcements of the Company dated 15 June 2016.

CHANGE OF SUPERVISORS

The Company announces that Mr. Jia Shaojun (賈紹軍) has been appointed as a supervisor of the Company with effect from 15 June 2016 upon conclusion of the AGM.

The Company further announces that as the term of office of the sixth session of the Supervisory Committee expires at the conclusion of the AGM, Mr. Yu Faming (于法鳴) has ceased to act as a supervisor of the Company with effect from 15 June 2016.

Mr. Yu Faming confirms that there is no disagreement between him and the Supervisory Committee and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Company would like to express its sincere gratitude to Mr. Yu Faming for his loyalty and diligence during his tenure of office.

For details of the biographical details of each Supervisor of the eighth session of the Supervisory Committee and other major executive functions or responsibilities of the Supervisors, please refer to: (i) the Notice; (ii) the circular of the Company dated 20 May 2016; and (iii) the announcements of the Company dated 15 June 2016.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to: (i) the announcement of the Company dated 28 April 2016 and the circular of the Company dated 20 May 2016 in relation to, inter alia, proposed amendments to the Articles of Association in relation to profit distribution; and (ii) the Notice. The Board announces that, with effect from 15 June 2016, the Articles of Association has been amended to reflect the provisions as set out in Resolution No. 10 above.

Please refer to the full version of the Articles of Association dated 15 June 2016 published on the website of the Stock Exchange and the Company’s website.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 15 June 2016

As at the date of this announcement, the directors of the Company are: Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).